Rec'd 11/5/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

06050940

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 15 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-05072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advantage Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ____________________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advantage Capital Corporation
An indirect wholly owned subsidiary of American International Group, Inc.
Index
December 31, 2005

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Stockholder and Board of Directors of
Advantage Capital Corporation:

We have audited the accompanying statement of financial condition of Advantage Capital Corporation (the "Company") as of December 31, 2005, and the related statements of operations, of changes in stockholder's equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advantage Capital Corporation at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 1, 2006

Advantage Capital Corporation
An indirect wholly-owned subsidiary of American International Group, Inc.
Statement of Financial Condition
December 31, 2005

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	11,749
Cash segregated under federal and other regulations		167
Deposits with clearing organizations and others		121
Receivables from broker-dealers and clearing organizations		1,150
Receivables from investment advisors		750
Securities owned, at market value		5
Security pledged to insurance company		8
Notes and accounts receivable from registered representatives		192
Furniture, equipment, leasehold improvements and software, at cost, less accumulated depreciation and amortization of $3,161		402
Goodwill		7,150
Deferred taxes		283
Income taxes receivable from Parent		214
Prepaid expenses and other assets		263
Total assets	$	22,454
Liabilities and Stockholder's Equity		
Commissions payable	$	1,188
Accounts payable and accrued expenses		141
Payables to broker-dealers and clearing organizations		1
Securities sold, not yet purchased		6
Payables to affiliates, net		142
Other liabilities		1,189
Total liabilities		2,667
Commitments and contingencies (Note 10)		
Stockholder's equity:		
Common stock - $1 par value; 13,850 shares authorized; 13,850 shares issued and outstanding		14
Additional paid-in capital		17,274
Retained earnings		2,499
Total stockholder's equity		19,787
Total liabilities and stockholder's equity	$	22,454

The accompanying notes are an integral part of these financial statements.

Advantage Capital Corporation
An indirect wholly-owned subsidiary of American International Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2005

(in thousands of dollars)

Cash flows from operating activities		
Net income	$	1,314
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		397
Deferred taxes		931
Compensation expense contributed by Parent		5
Unrealized loss on securities		2
(Increase) decrease in operating assets		
Cash segregated under federal and other regulations		169
Receivables from broker-dealers and clearing organizations		(49)
Receivables from investment advisors		10
Securities owned, net		(5)
Securities pledged to insurance company		69
Notes and accounts receivable from registered representatives		(63)
Income taxes receivable from Parent		(309)
Prepaid expenses and other assets		(3)
Increase (decrease) in operating liabilities		
Commissions payable		37
Accounts payable and accrued expenses		6
Payables to broker dealers and clearing organizations		(21)
Securities sold, not yet purchased		(5)
Payables to affiliates, net		(105)
Other liabilities		440
Net cash provided by operating activities		2,820
Net increase in cash and cash equivalents		2,820
Cash and cash equivalents - beginning of year		8,929
Cash and cash equivalents - end of year	$	11,749
Supplemental cash flow information:		
Income tax payments (paid to Parent)	$	179

Non-cash financing activity:

During the year ended December 31, 2005, the Company recorded officer compensation totaling $5 as a capital contribution from its Parent.

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Advantage Capital Corporation (the "Company") is a wholly-owned subsidiary of AIG Advisor Group, Inc. ("AIG AG" or the "Group"), which in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of AIG SunAmerica, Inc. (the "Parent"or "AIG SunAmerica"), which is wholly owned by American International Group, Inc. ("AIG"). The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisors Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG SunAmerica and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies. The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis.

2. Significant Accounting Policies

Commissions Revenue and Commissions Expense
Commissions revenue and commissions expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenues from various mutual funds, variable annuities, investment advisors and insurance companies (the "Sponsors") related to sales by the Company's registered representatives of mutual fund, variable annuity and other products of the Sponsors, as well as in return for Sponsors attending the Company's representative meetings. The Company records sponsor revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records marketing and meeting expenses when incurred.

Investment Advisory Income
Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions
Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities owned, at market value, consisting primarily of corporate stocks, mutual funds and corporate bonds, are carried at market with unrealized gains and losses reflected in the Statement of Operations.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities when purchased of less than ninety days that are not held for sale in the ordinary course of business.

Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to five years.

The Company also makes loans or pays advances to independent reps as part of its hiring and retention process. Reserves are established on these receivables if the rep is no longer associated with the Company and the receivable has not been promptly repaid (older than 90 days) or if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 5 years) if the representative meets certain operating and gross dealer concession levels.

Furniture, Equipment, Leasehold Improvements and Software
Furniture, equipment, leasehold improvements and software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to eight years.

Goodwill
Goodwill is tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of its test for impairment, the Company considers a number of factors including profitability and the fair value of the Company compared to its net book value.

Officer Compensation
Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Income Taxes
The Company is included in the AIG consolidated federal income tax return. Federal and State income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the 2005 presentation.

3. Cash Segregated Under Federal and Other Regulations

Cash of approximately $167,000 as of December 31, 2005 is segregated under provisions of the Securities Exchange Act of 1934 and represents funds deposited by customers, and breakpoint refund reserves.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amount receivable from and payable to broker-dealers and clearing organizations at December 31, 2005 consist of the following:

(in thousands of dollars)

	Receivable	Payable
Receivable from clearing broker	$ 348	$ -
Fees and commissions receivable	802	-
Payable to broker dealers and clearing organizations	-	1
	$ 1,150	$ 1

5. Furniture, Equipment, Leasehold Improvements and Software

Furniture equipment, leasehold improvements and software consist of the following as of December 31, 2005:

(in thousands of dollars)

Software, at cost	$ 3,563
Less accumulated depreciation and amortization	(3,161)
	$ 402

Depreciation and amortization expense related to these assets totaled approximately $397,000 for the year ended December 31, 2005 and is reflected in general and administrative expenses in the accompanying Statement of Operations.

6. Securities Owned

Securities owned at December 31, 2005 are summarized as follows:

(in thousands of dollars)	Securities Owned	Securities Sold, Not Yet Purchased
Corporate stocks and bonds	$ 5	$ 6

7. Related Party Transactions

The terms of agreements with affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commissions revenue for the year ended December 31, 2005 includes $719,667 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commissions expense for the year ended December 31, 2005 includes $641,856 paid on sales of products sponsored by Affiliates.

The Company's sponsor revenues are determined, collected and allocated by Financial Securities Corporation, an affiliate, for all broker dealers owned by the Group. The Company's portion of gross sponsor revenue for the year ended December 31, 2005 was approximately $2,775,000.

The Group negotiates insurance policies for the entire Group and allocates the expense to each individual broker-dealer. For the year ended December 31, 2005, the Company was allocated $60,000 for these expenses, which is reflected in general and administrative expense in the accompanying Statement of Operations.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to $864,588 during the year ended December 31, 2005, which is reflected as other income in the Statement of Operations.

The Parent pays for expenses related to the Group's internal software and allocates a portion to each broker-dealer. The Company's portion of allocated software expense amounted to $448,000 for the year ended December 31, 2005, which is reflected as general and administrative expenses in the Statement of Operations.

The Company's back office processing is performed by Financial Service Corporation ("FSC"). FSC is an affiliate of the Company, and is also a wholly-owned subsidiary of AIG Advisor Group. Overhead costs, including labor costs incurred by FSC on behalf of ACC, are allocated to the Company. Total reimbursements from the Company to FSC were $2,496,892 for the year ended December 31, 2005, which is reflected in general and administrative expense in the Statement of Operations.

8. Income Taxes

The components of the provision for income taxes at December 31, 2005 are as follows:

(in thousands of dollars)

Current benefit		
Federal	$	(182)
State		51
		(131)
Deferred expense		
Federal		931
		931
Total	$	800

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 37.8 percent for the year ended December 31, 2005, is primarily due to state taxes. Deferred tax assets and liabilities principally arise as a result of temporary differences from deferred compensation and unpaid estimated legal contingencies.

9. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2005, the Company had net capital of $9,949,000, which was $9,699,000 in excess of the amount required. The Company had no debit items at December 31, 2005.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

10. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under Errors and Omissions insurance provided by an affiliate of AIG. In the opinion of management, additional amounts which will ultimately be required, if any, in connection with these matters will have no material effect on the financial position or the results of operations of the Company.

During the year ended December 31, 2005, the Company accrued $300,000 for potential losses arising from regulatory assessments and material litigation cases outstanding at year end.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Deferred Compensation

AIG SunAmerica has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives may elect to participate along with registered representatives of other affiliated companies on a national basis. The amounts owed by the Company are paid into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan. There is no maximum risk of loss under such arrangement. Based on experience, the Company believes such risk of loss to be remote.

Clearing Broker-dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses, which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers.

There is no maximum risk of loss under such arrangement. Based on experience, the Company believes such risk of loss to be remote.

Advantage Capital Corporation
An indirect wholly owned subsidiary of American International Group, Inc.
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2005 **Schedule I**

(in thousands of dollars)

Stockholder's equity		
Less non-allowable assets	$	19,787
Other unsecured receivables		(847)
Unsecured customer debits held at clearing broker		(2)
Prepaid expenses and other assets		(1,055)
Furniture, equipment, leasehold improvements and software, net		(402)
Goodwill		(7,150)
Deferred taxes		(283)
Net capital before haircuts on securities positions		10,048
Other deductions and/or charges (Fidelity Bond)		(20)
Less haircuts on securities owned, including pledged security		(79)
Net capital		9,949
Alternative minimum net capital requirement		(250)
Excess net capital	$	9,699

Reconcilation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005).

(in thousands of dollars)

Net capital as reported in Part II (unaudited) Focus Report	$	9,443
Adjustments:		
Commission receivable		94
Federal income tax payable		12
Federal income tax expense		400
Net capital per above	$	9,949

Advantage Capital Corporation

An indirect wholly owned subsidiary of American International Group, Inc.

Computation For Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2005 **Schedule II**

The Company has claimed exemption from SEC Rule 15c3-3 under sub paragraph (k)(2)(i) and (k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Stockholder and Board of Directors of
Advantage Capital Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Advantage Capital Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PRICEWATERHOUSECOOPERS

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Atlanta, Georgia

PricewaterhouseCoopers LLP

March 1, 2006